UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

[ ] Form 20-F       [ ] Form 11-K       [X] Form 10-Q
[ ] Form N-SAR

For Period Ended:                    March 31, 2003

[ ] Transition Report on Form 10-K   [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F   [ ]Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                       PART I. REGISTRANT INFORMATION

Full Name of Registrant:             World Transport Authority, Inc.

Former Name if applicable:           Composite Automobile Research, Ltd.

Address of principle
executive office:                    140 West Park Avenue, Suite 219
                                     El Cajon, California 92020


                      PART II. RULE 12B-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check where appropriate.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

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[ X] (b) The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE
                           PART IV. OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification:
                        Lyle Wardrop (619) 593-2440
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                              [X] Yes [ ] No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                              [ ] Yes [X] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

World Transport Authority, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date 5/14/03                      By: /s/ LYLE WARDROP
                                       Lyle Wardrop
                                       President





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